EXHIBIT 12.1

ARDEN REALTY LIMITED PARTNERSHIP COMPUTATION OF RATIOS OF EARNINGS TO FIXED

CHARGES

(AMOUNTS IN THOUSANDS, EXCEPT RATIOS)

	ARDEN REALTY LIMITED PARTNERSHIP

	For the Years Ended December 31,
	2001		2000		1999		1998		1997

Earnings Available to Cover Fixed Charges:
Income before extraordinary items	$106,257		$105,209		$102,393		$95,794		$44,286

Add: Interest Expense	84,195		78,406		60,239		43,403		19,511

Total Earnings Available to Cover Fixed Charges	$190,452		$183,615		$162,632		$139,197		$63,797

Fixed Charges:
Interest Expense	$84,195		$78,406		$60,239		$43,403		$19,511
Interest Capitalized	9,095		12,646		9,587		8,920		1,178
Preferred Distributions	4,312		4,312		1,354		—		—

Total Fixed Charges	$97,602		$95,364		$71,180		$52,323		$20,689

Ratio of Earnings to Fixed Charges	1.95	x	1.93	x	2.28	x	2.66	x	3.08	x